Exhibit B

AQR Funds

Special Telephonic Meeting of the Board of Trustees

January 6, 2009

RATIFICATION OF FIDELITY BOND

RESOLVED, that the Fidelity Bond for the Trust for the term December 17, 2008 to December 17, 2009 written by Continental Insurance Company (“CNA”) with a $900,000 Limit of Liability and subject to a $15,000 deductible ($0 deductible as respects Fidelity Insuring Agreement) for a total annual premium of $3,500 be, and hereby is, ratified by the Board of Trustees (all Trustees voting) and by the Independent Trustees (voting separately).